May 29, 2025

Christopher W. Bergstrom
Chief Executive Officer
John Marshall Bancorp, Inc.
1943 Isaac Newton Square, Suite 100
Reston, VA 20190

       Re: John Marshall Bancorp, Inc.
           Registration Statement on Form S-3
           Filed May 22, 2025
           File No. 333-287499
Dear Christopher W. Bergstrom:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Aisha Adegbuyi at 202-551-8754 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Finance
cc:   Scott H. Richter, Esq.